Filed by Computer Associates International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company: Sterling Software, Inc.
Commission File No. 001-08465

(Computer Associates International, Inc.) Logo
(Sterling Software, Inc.) Logo

                     CA AND STERLING SOFTWARE: THE ULTIMATE
                             IN EBUSINESS SOLUTIONS

The Internet is changing everything. It is forcing businesses to quickly deliver Internet applications, leverage the huge amount of data being generated for competitive advantage, manage the resulting explosion in storage, and ensure continuous eBusiness availability.

CAs anticipated acquisition of Sterling Software will expand its broad array of products and services to leverage the potential of the Internet, while accelerating their delivery. The resulting product synergy will encompass:

- eBusiness Intelligence
- Application Development including EAI
- Storage Management
- Network Management

In addition, Sterling Software's services organization will extend the ability of CA Services to meet the growing demands of business and government organizations for specialized eBusiness services.

eBusiness Intelligence

Competing in today's eBusiness environment requires a true understanding of customers and partners. The Internet is creating an abundance of data that needs to be converted into intelligent information at Internet speeds. Sterling is a pioneer in portal technology, delivering the first enterprise information portal in September 1998! Used by eBusinesses like Federal Express, Sterling's Eureka:Portal is the leader in enterprise information portals.

(image of Sterling's Eureka:Portal product screen)

Built around the Eureka:Portal, Sterling also provides a complete range of business intelligence solutions, from query and reporting to comprehensive analysis. Thousands of companies, like 3M and Lufthansa, use these Eureka products to help ensure business success.

(image of Eureka:Portal product functions)

The Eureka offerings are complemented by CA's patented Neugents that deliver predictive business intelligence capabilities. Neugents leverage huge volumes of data to identify eBusiness patterns, such as predicting cross-selling opportunities based on buying behavior.

These eBusiness intelligence products need access to all enterprise data. CA's Jasmineii is an XML based infrastructure for the creation and integration of Internet applications. Jasmineii's ability to integrate information across all sources - including eCommerce and ERP applications, databases, unstructured sources, and anything that can support Internet standards - complements the Eureka eBusiness intelligence solutions. The combination of Jasmineii, Eureka and Neugents is a unique solution for eBusiness Intelligence.

Application Development

To succeed in eBusiness, organizations must deliver unique and personalized Web-enabled applications while integrating across traditional organizational boundaries. These applications must be built using modern technologies like Java, XML and EJBs, while leveraging existing systems.

Sterling Software is a leader in component-based development tools. With more than 5,000 clients worldwide, including over 90 members of the CBD advisory board, Sterling's COOL family of application development tools lead the industry. Organizations like Zurich Insurance, Deutsche Telecom, Travelers Insurance, Dayton Hudson, Chevron, Volvo, British Telecom and NASDAQ rely on Sterling's component-based development tools. Sterling's COOL:Joe is an enterprise-scale EJB development tool with a 100% pure Java development environment.

(image showing Gartner group ranking #1 in Enterprise Application Development Tools and AS/400 Development Tools, and IDC ranking #1 in Component Construction and Assembly)

CA is the leader in Internet infrastructure software, enabling eBusiness applications to integrate across an entire enterprise. CA's Jasmineii is the leading Internet application infrastructure that natively supports Java, EJBs and XML.

With COOL:Joe providing the ability to build EJB applications and Jasmineii enabling the integration of enterprise applications and data sources, CA will deliver the industry's most sophisticated EAI (Enterprise Applications Integration) solution to meet the needs of eBusinesses.

eBusiness Enterprise Management

Beyond building eBusiness applications and eBusiness intelligence, the Internet has heightened the need for end-to-end enterprise management. With Unicenter TNG, Computer Associates has delivered the industry-leading framework-based management solution for the new extended enterprise. Effective management of Internet environments requires extensive network, security, storage, event, Web, application, and database management. CA leads the industry in many of these areas, including Internet security and Web management.

Sterling Software's leading-edge network and storage management solutions provide an outstanding opportunity to further deliver on CA's vision of an integrated solution that provides robust management essential for eBusiness success. These environments have significantly increased the need for availability, placed unprecedented demands for data storage and management, and created total dependency on network infrastructures.

Storage Management

The explosive growth of data, the need for high performance, and the requirement for 100% availability is driving the demand for SANs (Storage Area Networks). Server-less backup, heterogeneous file sharing, replication, fault fail-over, and ultimately, virtual-storage are all essential to managing storage over SANs. The combination of SAN storage management solutions from CA and Sterling Software is unmatched in the industry.

(image of network servers and storage devices)

Additionally, the effective utilization of SANs requires the ability to manage the SAN fabric through network management. Automatic discovery, topology, event management, performance, and device configuration are all essential to managing the SANs fabric itself. The strengths of CA and Sterling Software in storage and network management can deliver the industry's only comprehensive SAN solution.

(image of graph showing Storage Management License Growth with Sterling at 101%, Veritas at 68%, and Legato at 55%)

Sterling Software's Vantage has long been recognized as a leader in Storage Resource Management (SRM) for OS/390 with an extensive list of enterprise users such as Telstra, ABN Amro and EDS. CA is the leader in SRM in distributed environments. These complementary solutions can deliver an end-to-end storage management solution that spans mobile laptops to the mainframe and everything in between.

Network Management

TCP/IP has been widely adopted as the preferred communication protocol throughout the extended enterprise, including the mainframe, creating a growing number of mixed IP and SNA environments. The combination of Sterling's SOLVE:Netmaster and CA's Unicenter TNG delivers the most comprehensive, scalable and functionally rich network and Web management solution for TCP/IP, SNA and mixed environments. Additionally, CA's network Neugents predict and prevent network performance and availability problems.

Consulting Services

The rapid delivery and successful implementations of eBusiness solutions requires the timely application of technical expertise.

Sterling's Federal Systems is a specialized information technology services organization that continues to produce groundbreaking technological innovations, mostly for the federal government. Federal Systems' 3D visualization expertise, which complements CA's extensive offerings in this area, is used extensively by defense and intelligence agencies. For example, it enables U.S. Air Force pilots to safely navigate through heavy weather, and allows the U.S. Army to hone its combat skills on virtual battlefields.

(image of maps and ground topography)

Summary
By delivering comprehensive solutions across a wide range of technologies, the anticipated merger of CA and Sterling Software will help clients truly exploit eBusiness opportunities. From personalized portals to EAI, from EJB development tools to XML-based Internet infrastructure, and from network availability to storage management, the combined offerings will position organizations for even greater eBusiness success.

We urge investors and security holders to read the following documents, when they become available, regarding the exchange offer and the merger (described above), because they will contain important information:

- Computer Associates' preliminary prospectus, prospectus supplements, final prospectus, and tender offer material.
- Computer Associates' Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.
- Sterling Software's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.